# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Mid Penn Bancorp, Inc., CIK 0000879635
CUSIP: 59540G107
Title of class of securities: Common Stock, par value $1.00 per share
Address of issuer's principal executive offices: 2407 PARK DRIVE, HARRISBURG, Pennsylvania (PA), 17110
Date of event which requires filing of this statement: 04/01/2025
Amends the filing with accession number 0001193125-24-253858
Filed by CIK 0002044313
Persons authorized to receive notices and communications: Susan D. Hudson, P.O. Box 3189, Palm Beach, Florida (FL), 33480, (561) 515-4275; H. Rodgin Cohen, 125 Broad Street, New York, New York (NY), 10004, 212-558-4000

## Reporting persons
- Susan D. Hudson, in her capacity as Manager and a Trustee (CIK 0002044313): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 1,395,565; sole dispositive power 0; shared dispositive power 1,395,565; aggregate amount beneficially owned 1,395,565 (7.21% of the class)
- General American Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,395,565; sole dispositive power 0; shared dispositive power 1,395,565; aggregate amount beneficially owned 1,395,565 (7.21% of the class)
  Comment: (1) 1,395,565 shares of Common Stock held by General American Capital, LLC, a wholly owned subsidiary of the Indiana Pacific General Trust. Susan D. Hudson serves as Manager of General American Capital, LLC, and also serves as Trustee of the Indiana Pacific General Trust. Ms. Hudson has been delegated investment authority over the trust assets from the other Trustees of Indiana Pacific General Trust. Philip A. Norcross also serves as Assistant Manager of General American Capital, LLC and as a Trustee of the Indiana Pacific General Trust with delegated investment authority. As such, Ms. Hudson and Mr. Philip Norcross may be deemed to have shared beneficial ownership over the Common Shares.
  (2) The Reporting Person is reporting on this Schedule 13D as a member of a "group" with the other Reporting Persons. The group beneficially owns 1,410,644 shares of Common Stock owned by all of the Reporting Persons in the aggregate, representing approximately 7.29% of the outstanding shares of Common Stock. See Item 5.
  (3) For purposes of calculating beneficial ownership percentages in this statement on Schedule 13D, the total number of shares of Common Stock outstanding as of February 28, 2025 is 19,355,997, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 13, 2025.
- Indiana Pacific General Trust: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,395,565; sole dispositive power 0; shared dispositive power 1,395,565; aggregate amount beneficially owned 1,395,565 (7.21% of the class)
- Philip A. Norcross, individually and in his capacity as Assistant Manager and Trustee: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 15,079; shared voting power 1,395,565; sole dispositive power 15,079; shared dispositive power 1,395,565; aggregate amount beneficially owned 1,410,644 (7.29% of the class)
  Comment: This Amendment No. 1 ("Amendment No. 1") amends the statement on Schedule 13D filed with the Securities and Exchange Commission on November 8, 2024 (the "Original Schedule 13D") as specifically set forth herein (as so amended, the "Schedule 13D"). Except as provided herein, each Item of the Original Schedule 13D remains unchanged.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $1.00 per share
Name of issuer: Mid Penn Bancorp, Inc.
Address of issuer's principal executive offices: 2407 PARK DRIVE, HARRISBURG, Pennsylvania (PA), 17110

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended to add the following:

From January 7, 2025 until April 1, 2025, as set forth in Schedule A, General American Capital acquired 220,565 shares of Common Stock through a broker on the open market for a total of approximately $6,344,233.60. The source of funds for such purchases was working capital funds of General American Capital.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) through 5(c) of the Original Schedule 13D are hereby amended and restated as follows:

(a) The Reporting Persons may be deemed to beneficially own 1,410,644 shares of Common Stock or approximately 7.29% of the outstanding shares of Common Stock, which percentage was calculated based upon the 19,355,997 shares of Common Stock outstanding as of February 28, 2025 as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 13, 2025. Specifically, each Reporting Person beneficially owns such number of shares of Common Stock and such percentage of the outstanding Common Stock as reflected on Items 11 and 13 of the applicable cover page to this Statement.

(b) Each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition the number of shares of Common Stock reflected on Items 7-10 of the applicable cover page to this Statement.

(c) Except as set forth on Schedule A attached hereto, none of the Reporting Persons has engaged in transactions in shares of Common Stock (or securities convertible into, exercisable for or exchangeable for Common Stock) since the filing of the Original Schedule 13D.

## Signatures
- Susan D. Hudson, in her capacity as Manager and a Trustee: /s/ Susan D. Hudson, Susan D. Hudson (04/03/2025)
- General American Capital, LLC: /s/ Susan D. Hudson, Susan D. Hudson, Manager (04/03/2025)
- Indiana Pacific General Trust: /s/ Susan D. Hudson, Susan D. Hudson, Trustee (04/03/2025)
- Philip A. Norcross, individually and in his capacity as Assistant Manager and Trustee: /s/ Philip A. Norcross, Philip A. Norcross (04/03/2025)